BARRY J. MILLER
Attorney at Law
38275 Remington Park
Farmington Hills, MI 48331
Tel.: 248 232-8039
Fax: 248 479-5395
E-mail: bjmiller@panalaw.net

VIA ELECTRONIC EDGAR FILING

November 14, 2011

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Eyes on the Go, Inc.
Registration Statement on Form S-1
Filed September 14, 2011
File No. 333-176820

Dear Mr. Spirgel:

I have electronically filed on behalf of Eyes on the Go, Inc. (the “Registrant”) Amendment No. 2 to the referenced Registration Statement on Form S-1. This amendment contains “tags” to indicate the changes made from the prior filing. Below are responses to your comments set forth in the Staff’s letter dated November 4, 2011 addressed to Mr. Christopher Carey, President of the Registrant, the numbering of which corresponds to the numbering of your comments.

General

1.

Please note that Item 501(b)(3) of Regulation S-K as well as Paragraph 16 of Schedule A of the Securities Act require disclosure of a price range or the formula or method to be used to calculate the price for which the securities will be offered. As there is no active trading market for your shares, please include a price or price range at which the shares will sell until a market for your securities is established.

Response: The Registrant has amended the cover page of the prospectus and the table entitled “The Offering” on page 6 of the prospectus in accordance with the comment of the Staff.

“None of our officers is devoting his full time to our business,” page 12

2.

Your disclosure indicates that none of your officers have other employment. We believe this is a typographical error and the disclosure should indicate that all of your officers have other employment. Please revise.

Response: We believe that the statement made may have been ambiguous and have amended it in light of the comment of the Staff.

Management’s Discussion and Analysis..., page 30

3.

We note your response to comment 17 from our letter dated October 7, 2011. As previously requested, please expand your management’s discussion and analysis to briefly address the material terms of your agreement with iCare marketing, Inc., including your obligation to offer discounts to Sysco customers and your obligation to make certain payments to iCare. Your disclosure should address the impact these discounts and payments are anticipated to have on your revenue and cash flows.

Response: We had responded to your comment by expanding the discussion of the terms of the iCare agreement on page 26 of the Registration Statement. We have now expanded that discussion in “Management’s Discussion.” We hope that the Staff appreciates that it is not possible precisely to quantify the impact of the lower fees to be received from iCare’s customers and the payments to be made to iCare on the Registrant’s revenues and cash flows, since it depends upon, among other things, the ratio of number of “in house” contracts to iCare contracts, the pricing for each contract (which will vary, because each contract is individualized depending upon the customer’s requirements) and total revenues and cash flow, all of which are presently unknown and are not predictable, since they will depend on the future course of the Registrant’s business. We have indicated that, (i) if the ratio is low, the relative impact will be high and vice versa and (ii) in the near term, it is expected that the ratio will be low and that, accordingly, the relative impact will be high in the near term.

This may be clearer in light of the following examples:

•

If the company had a total of 100 contracts discounted by 20% at an average annual price of $80 per contract, for total annual revenues of $8,000, the company’s total annual revenue would be 20% lower than the total annual revenue of $10,000 that it would have received if it had entered into the same number of contracts at an undiscounted annual price of $100 per contract.

•	On the other hand if the company had also entered into 300 undiscounted contracts at an average annual price of $100 per contract, the company’s total annual revenue from all of its contracts would be $38,000, but this total annual revenue would be only 5% lower than the total revenue of $40,000 that it would have received if it had entered into all 400 of these contracts at an undiscounted price of $100 per contract.

In each example, the impact of the aggregate discount on revenue is $2,000, yet, because of the mix of discounted and undiscounted contracts, the relative impact is vastly different – 20% of revenue in one example and 5% in the other. The company does not know today and has no way of predicting what the future number of discounted and undiscounted contracts, the future mix of discounted and undiscounted contracts and/or its future revenue and cash flow will be as it develops its business. It does know, given its disclosed intention to rely on discounted (iCare) contracts in the near future, that the number of discounted contracts will initially be very high in relation to the number of undiscounted contracts. Accordingly, it has disclosed the variables in relation to its contracts that could affect revenue and cash flow and the fact that in the near term, its reliance on discounted contracts will reduce its revenue and cash flow substantially from what they would be if it entered only into undiscounted contracts.

We have also revised Management’s Discussion in view of the fact that the company is discharging the $65,000 balance due on the integration fee due under the iCare agreement by the payment of cash in the amount of $15,000, which has been effected, and the issuance of 15,861,372 shares of its common stock, which is in process; the risk factor relating to the iCare agreement on page 8 of the prospectus and the discussion of the iCare agreement on page 26 of the prospectus have also been correspondingly revised. Additionally, such discharge is reflected as a subsequent event in the notes to the company’s unaudited financial statements for the period ended September 30, 2011.

Market Price, Dividends and Related Stockholder Matters, page 35

4.

We note your response to comment 23 from our letter dated October 7, 2011. We note in the Description of Securities section on page 21 that you disclose the par value post-split and we continue to believe that all disclosures should reflect the reverse split. Please revise.

Response: The Registrant has complied with the Staff’s comment by amending the table under the caption “Market Price, Dividends and Related Stockholder Matters” on page 35 of the prospectus. That table has also been amended to update it to a current date.

Directors, Executive Officers, Promoters and Control Persons, page 36

5.

We note your response to comment 25 from our letter dated October 7, 2011. Please expand your disclosure to address Ms. Carey’s business experience from 2007 to 2009, including the name and principal business of any corporation or other organization where such business was carried on. See Item 410(e) of Regulation S-K.

Response: Ms. Carey was a self-employed private consultant during the period 2000-2009 and we have revised the disclosure accordingly.

Financial Statements – June 30, 2011
Note 1 – Summary of Significant Accounting Policies, page 52

6.

We note your response to comment 30 from our letter dated October 7, 2011. We note that you recorded Prepaid expenses of $28,750 as of June 30, 2011. Please revise to record the unpaid portion of the integration fee of $65,000 as a current liability as of April 1, 2011.

Response: The Registrant has amended the Registration Statement by replacing its unaudited financial statements for the second quarter of 2011 with its unaudited financial statements for the third quarter of 2011 and has complied with the Staff’s comment in the new unaudited financial statements. In these statements the integration fee of $65,000 has been recorded as a current liability. The notes to these financial statements indicate that subsequent to the end of the quarter, the liability was discharged. We have made changes throughout the Registration Statement to reflect the full payment of the integration fee.

General

7.	Please file a currently dated consent from your independent accountants pursuant to Item 601 of Regulation S-K.

Response: The Registrant has complied with the Staff’s comment.

While the Registrant does not intend to request acceleration of the effectiveness of the registration statement until it is certain that the Commission is satisfied with its responses to the comments of the Staff and with the unaudited financial statements for the third quarter of 2011, I acknowledge the following on the Registrant’s behalf.

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ BARRY J. MILLER

Barry J. Miller